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                                April 29, 2024

       Bala Padmakumar
       Chief Executive Officer
       Monterey Capital Acquisition Corporation
       419 Webster Street
       Monterey, CA 93940

                                                        Re: Monterey Capital
Acquisition Corporation
                                                            Amendment No. 3 to
Registration Statement on Form S-4
                                                            Filed April 15,
2024
                                                            File No. 333-276182

       Dear Bala Padmakumar:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 5, 2024 letter.

       Amendment No. 3 to Registration Statement on Form S-4 filed April 15,
2024

       What voting power will current MCAC stockholders and ConnectM stockholders hold...., page 9

   1. We note the removal from the table on page 9 the shares to be held by Meteora. Prior comment 1 was only
seeking removal of Meteora from the table on page 13 relating to the underwriting fees.
Please revise the tables on pages 9 and 10 to add back Meteora. In addition, please revise
the table on page 10 to remove the underwriting fee as a percentage of gross cash proceeds
of the business combination. As previously requested, please revise the table on page 13 to
remove the 40,000 shares to be issued to Meteora, as such shares are not part of the
class A shares issued in the initial public offering, Please also revise the table on page 13 to
include the effective underwriting fee on a percentage basis for shares at each redemption
level presented in your sensitivity analysis related to dilution.
 Bala Padmakumar
Monterey Capital Acquisition Corporation
April 29, 2024
Page 2
      This should be based upon the proceeds in the trust, not the gross proceeds post business combination. Such information will reflect the amount and percentage of the underwriting fees born by non-redeeming shareholders from the amount remaining in the trust account.
Material U.S. Federal Income Tax Consequences, page 159

2. Please reconcile the disclosure on page 160 that the statements of law and legal
      conclusions set forth in the section entitled    U.S. Federal Income Tax
Considerations to
      Holders of MCAC Class A Common Stock Exercising Redemption Rights represent the opinion of counsel with the opinion filed as Exhibit 8.1, which only references the section titled "U.S. Federal Income Tax Considerations of the Business Combination to the
      ConnectM Stockholders" is the opinion of counsel. In addition, please revise the discussion of the tax consequences to ConnectM stockholders to clearly disclose the specific tax consequences of the transaction qualifying as a reorganization. Currently the disclosure is that the tax consequences "should" be .... However, we note that the opinion
      is a "will" opinion. Please revise or advise.
General

3. We note the current report on Form 8-K filed on April 10, 2024, indicating that the company has received a NASDAQ notice of delisting. Please revise to clearly disclose throughout the prospectus, including adding risk factor disclosure.
       Please contact Jeffrey Lewis at 202-551-6216 or Isaac Esquivel at 202-551-3395 if you
have questions regarding the financial statements and related matters. Please contact Ronald
(Ron) E. Alper at 202-551-3329 or Pam Howell at 202-551-3357 with any other questions.



                                                           Sincerely,
FirstName LastNameBala Padmakumar
                                                      Division of Corporation
Finance
Comapany NameMonterey Capital Acquisition Corporation
                                                      Office of Real Estate &
Construction
April 29, 2024 Page 2
cc:       Jeffrey Cohan
FirstName LastName